UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40353

IPI LEGACY LIQUIDATION CO

(Exact name of registrant as specified in its charter)

201 Elliott Avenue West, Suite 260

Seattle, WA 98119

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 57*

*

As previously reported, on December 19, 2023, IPI Legacy Liquidation Co (f/k/a Impel Pharmaceuticals Inc.) (the “Company”) and Impel NeuroPharma Australia PTY LTD, its wholly-owned subsidiary (collectively, the “Company Parties” or the “Debtors”), filed voluntary petitions under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Northern District of Texas (the “Bankruptcy Court”), thereby commencing Chapter 11 cases for the Company Parties. On February 1, 2024, the Bankruptcy Court entered an order approving the sale of the Debtors’ assets to JN Bidco LLC (“JN Bidco”) pursuant to that certain Asset Purchase Agreement by and between JN Bidco, as purchaser, and the Company, as seller, dated December 18, 2023 (the “Stalking Horse APA”). The sale of the Debtors’ assets pursuant to the Stalking Horse APA closed on February 12, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, IPI Legacy Liquidation Co has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 26, 2024

IPI LEGACY LIQUIDATION CO

By:	/s/ Brandon Smith
	Name:	Brandon Smith
	Title:	Chief Restructuring Officer